Filed by Plains Exploration & Production Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Pogo Producing Company
Commission File No.: 1-07792

TRANSCRIPT

The following is a transcript of a conference call held by Plains Exploration & Production Company on August 7, 2007. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. The Company believes that none of these inaccuracies is material. A reply of the recorded conference call will be available through August 21, 2007 and can be accessed by dialing 1-877-519-4471 or 1-973-341-3080, Replay ID: 9051443. A replay of the recorded conference call will also be accessible for 60 days through the Company’s website at www.pxp.com.

CORPORATE PARTICIPANTS

Scott Winters

Plains Exploration & Production Company—VP, IR

Jim Flores

Plains Exploration & Production Company—Chairman, President, CEO

Winston Talbert

Plains Exploration & Production Company—EVP, CFO

CONFERENCE CALL PARTICIPANTS

David Kistler

Simmons & Company—Analyst

David Heikkinen

Pickering Energy Partners—Analyst

Eric Kalamaras

Wachovia Capital Markets—Analyst

Anthony Amorthinos

[Musinic and Company]—Analyst

Nicholas Pope

JPMorgan—Analyst

Larry Benedetto

Howard Weil—Analyst

Greg Golinski

KF & Co.—Analyst

PRESENTATION

Operator

Good morning, ladies and gentlemen. At this time, I would like to welcome everyone to the Plains Exploration second-quarter earnings conference call. All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question-and-answer period. (OPERATOR INSTRUCTIONS).

Thank you. It is now my pleasure to turn the floor over to your host, Mr. Scott Winters, Vice President, Investor Relations. Sir, you may begin your conference.

Scott Winters—Plains Exploration & Production Company—VP, IR

Operator, thank you, and good morning, everybody. Welcome to our call this morning. Our results were released early this morning, and a copy of the press release and a short slide presentation are available on our website at pxp.com. Also, PXP plans to file its 10-Q today. There’s a lot of information in the Q, so please refer to the document for additional details when it becomes available. Our conference call is being broadcast live on the Internet, and anyone may listen to the call or the replay by accessing our website after the call today.

Before we begin today’s comments, I would like remind everybody that during this call, there will be forward-looking statements as defined by the Securities and Exchange Commission. These statements are based on our current expectations and projections about future events, and involve certain assumptions, known as well as unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Please refer to our Forms 10-K, 10-Q and 8-K filed with the SEC for a complete discussion on forward-looking statements.

On the call today is Jim Flores, our Chairman, President and CEO; Doss Bourgeois, our EVP of Exploration and Production; Winston Talbert, our EVP and Chief Financial Officer; and John Wombwell, our EVP and General Counsel.

PXP reported $25.3 million of net income in the second quarter of 2007 versus a loss of $7.1 million for the same period last year. Compared to the first quarter of 2007, oil and gas revenues were up 14%, due to higher realized prices and increased volumes. Sales volumes increased about 3% to 53,500 barrels of oil equivalent per day during the second quarter of 2007 from 51,900 barrels of oil equivalent per day in the first quarter of this year. Higher volumes offshore California, in the Los Angeles Basin and the Gulf Coast, combined with one month of Piceance Basin volumes, more than offset slightly lower San Joaquin volumes resulting from the Star Fee incident in March.

Compared to the second quarter of last year, oil and gas revenues in 2007 were lower, primarily due to the Occidental property sales in the fall of 2006, which lowered volumes, and a decrease in realize prices, which were partially offset by the absence of an oil revenue hedging loss in the 2007 period.

Compared to the second quarter of last year, total production costs per unit increased due to lower volumes from the asset sales and higher LOE and steam operating costs. LOE costs reflect increased expenditures for repairs, maintenance and well workovers, increased labor costs and general cost increases from service providers. The steam operating costs primarily reflect higher steam volumes and higher cost of gas used in steam generation.

As we discussed in the first-quarter call this past May, because we sold California producing properties in 2006 that provided much of the gas used in the steaming operation, there was a one-time structural change in the source of the natural gas used in our steaming operations, which led to higher costs. The higher cost in 2007 reflects the fact that almost all the gas burned to generate steam was purchased, while in 2006 almost half of the gas burned was produced from the Company’s properties. Costs for these volumes consisted only of transportation costs.

Compared to the first quarter of 2007, total production costs per unit were up, due to higher LOE expenses as a result of increased workover and contract labor costs and to higher gathering and transportation costs as a result of adding the Piceance Basin assets. Compared to the second quarter of last year, G&A expense decreased in 2007, compared to the same period in 2006. G&A expense increased from the first quarter of 2007, due mainly to higher stock-based compensation expense, as PXP stock price moved up throughout the quarter.

In 2007, we recognized a $15.8 million loss related to the marked-to-market derivative contracts in the second quarter and cash payments related to the contracts that settled totaled about $25.6 million. However, in the second quarter of 2006, we recognized a $142.9 million loss related to the marked-to-market derivative contracts and cash payments related to the contracts that settled totaled $25.4 million for that period.

As you remember, our derivative position in 2007 consists of crude oil put options, and our potential loss in these contracts will be limited to the cost of the options. In 2006, the derivative losses were primarily related to crude oil collars.

The Company issued $600 million of 7.75% senior notes that mature June 15, 2015. The net proceeds were used to repay borrowings under PXP’s revolving credit facility.

With respect to recent corporate developments, on July 17, 2007, PXP announced a definitive agreement to acquire Pogo Producing Company in a stock and cash transaction valued at approximately $3.6 billion, based on PXP’s closing price on July 16th of 2007. Along with asset diversification and significant cost savings, this accretive transaction nearly doubles PXP’s production, with the addition of a substantial number of producing properties; provides significant growth potential in Texas, primarily the Panhandle, Permian Basin and Gulf Coast, plus the prolific Madden Field in Wyoming and the San Juan Basin in New Mexico; and diversifies PXP’s exposure into new and attractive regions, with lower-risk exploration and development opportunities and unconventional resources.

On May 31st of this year, PXP closed the previously announced acquisition of oil and gas and mainstream properties in the Piceance Basin of Colorado, in which PXP acquired interests in oil and gas-producing properties covering over 55,000 net acres; over 200 producing, productive wells; over 3,000 additional potential drilling locations; and 40 miles of pipeline and gathering systems, including a 25% interest in the Collbran Valley Gas Gathering System. These properties are currently producing approximately 5,500 barrels of oil equivalent per day. The planned expansion project within the Collbran Valley Gas Gathering System is expected to be completed by the end of the third quarter. Upon completion, PXP expects to increase production to approximately 12,000 barrels of oil equivalent per day in this Basin by the end of the year.

In addition to these recent transactions, PXP’s ongoing Gulf of Mexico exploratory program has yielded significant positive results so far this year, with several more exploratory tests currently underway. The operator announced a discovery at the Flatrock Prospect on South Marsh Island 212—PXP’s working interest is 30%—and positive results at the Cottonwood Point Prospect on Vermilion Block 31—PXP’s working interest is 40%. Drilling continues at both of these projects.

Last week, the operator provided an update on Flatrock. Flatrock has so far encountered eight zones totaling 260 net feet of hydrocarbon-bearing sands over a combined 637-foot gross interval. Completion operations are underway as well in the previously announced Hurricane Deep discovery nearby on South Marsh Island Block 217. PXP’s working interest is 30%. The developments of Hurricane Deep and Flatrock are expected to contribute meaningful production in 2008.

Six additional high-impact Gulf of Mexico prospects are currently drilling or planned to spud during the third quarter. Cottonwood Point, Cas, Mound Point South, Vicksburg and Bob North are currently drilling. The Buckhorn Prospect is scheduled to begin drilling late in the third quarter.

On the development front in California, PXP continues to focus on the waterflood projects in the Los Angeles Basin and steam-enhanced recovery projects in the San Joaquin Valley. I won’t repeat all the drilling activity stats posted in the press release, but I will point out that at Montebello Field in Los Angeles Basin, PXP drilled the remaining 5 of the 10 planned wells for 2007 in the second quarter and finished the batch completion of all the wells. In the Gulf Coast region, the successful Perseus II well was completed during the second quarter, and as I mentioned earlier, completion operations are underway on the Hurricane Deep discovery.

In the Piceance Basin, PXP is operating five drilling rigs and plans to drill a total of 63 wells during the third and fourth quarters of this year. As indicated in the press release and mentioned earlier, the first planned expansion project on the Collbran Valley Gas Gathering System is expected to be completed by the end of the quarter, allowing PXP to nearly double production from this Basin by the end of the year.

The first six months have been both busy and prosperous. For the remainder of the year, we intend to work through the remaining planned exploration project inventory to continue developing our California and Piceance assets and to move quickly to close the proposed acquisition of Pogo Producing Company.

With that, I will turn the call over to Jim.

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Thank you, Scott, and good morning, everyone. I think Scott’s synopsis of all the results—has been a very active summer, as everybody knows from all the press releases that we made and the transactions, as well as compounding the activity has been the successful drilling, and we still await a lot of our high-impact drilling here in the next 60 days. We think that will have a meaningful impact to the Company.

Earlier in the year, with our financings, our access to the bond market were well-timed. We were able to get some good foundation and financing underneath plains and gave us a springboard to acquire Pogo. We’re still working on that transaction and look forward to filing the S-4 this month, and then we will find out whether we will be reviewed by the Securities and Exchange Commission, and then either will go through a review process and then move to our closure or just go straight to the closing of the transaction.

We have not put forth any formal plans on the transaction until we get closer to closing; it would be premature to do that. We continue to like what we see as we continue to live with the Pogo people for a while. They are great people, they are great assets, and look forward to energizing the areas we think are the growth opportunities, as well as complementing our areas.

The Piceance Basin continues to get better for us, from a marketing standpoint and also from the well productivity standpoint; we’ve had five rigs running up there. We like our situation in bringing on some gas this winter in the Piceance and also the Pogo gas, compared to where we are basically consuming what we’re selling right now, out in the San Joaquin Basin. So we are benefiting from the low gas prices today and looking forward to a better gas market in the future.

The gas market continues to stay tough for a year or so. I think we will be well-positioned, having bought the gas here in a low-price environment, and looking forward to the turnaround in the economics there.

On the oil side, we are continuing to see gains in San Joaquin and L.A. Basin by doing less. We have cut our capital budget there. We moved a lot of rigs out of the field, and waiting to see some of our EOR and steam enhancements and waterfloods respond, and we’re response there that has been long-awaited. But we’re finally seeing, and it has been basically by not disrupting the production there, just continuing to let the fields respond to all the work and stimulation we’ve done over the last couple of years.

Offshore California continues to rock along. Our T-Ridge project is still in the permit process, and some of the California regulators and interested groups are getting their hands around whether we can get that project on the runway this fall. We will be working heavily on that, as well as expanding our exploration effort, expanding it more, realizing our exploration effort this year with all the success. It’s pointing us to doing less exploration going forward and more development, because of the size of the projects and what we will be able to development at Flatrock and Hurricane Deep and Cottonwood Point, and that’s before any of our deepwater stuff comes along or is able to be developed. Then we will have some resolution around our Friesian project with Shell about how we’re going to develop that and go forward.

So presently, we’re planning on developing the projects. However, we will continue to look at the sales market. If those projects are better to be monetized in the sales market, we will continue to look at that. One of the things that we’ll be doing is testing all the assets in conjunction with closing the Pogo transaction. We will be looking at certain targeted asset sales there, so we realize and maximize all the synergies in that transaction. Of course, some of the PXP assets, the long-dated ones that take long to bring on production, will be candidates as well, as well as our real estate out in Los Angeles.

So with that update and synopsis to Scott’s comments, I want to turn it over for questions, over to the operator, and we can get your questions. Operator?

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). David Kistler, Simmons & Company.

David Kistler—Simmons & Company—Analyst

A quick question on the Piceance here, a little bit of maintenance. Can you talk a little bit about what your CapEx expectations are for the balance of 2007 and 2008, or are we getting ahead of ourselves on that?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Well, we’re probably getting a little ahead of it in 2008. 2007—we can get you some figures on that. We’re basically having the same CapEx; we just kept things running the same way (inaudible); I think it’s about $20 million, $20 million to $25 million the rest of the year.

David Kistler—Simmons & Company—Analyst

Just continuing in that area, with the CVGS expansion, and as a 25% owner of that, are you guys also carrying the capital commitments for that expansion?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Yes, but that’s minimal, because it’s really just adding compressors. All the hard dollars will all have been spent.

David Kistler—Simmons & Company—Analyst

You mentioned a little bit about assets that if the monetization market opens up for you to liquidate some assets, can you rank order any of the things in your portfolio right now? Or is that going to be on a very specific basis, based on the individual market?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

It’s an interesting question, because I’ve got to tell you, I’ve never been in a transaction where every single one of the Pogo assets—I’ve gotten multiple requests on every single asset, from bona fide buyers and a lot of people I know and so forth. I’ve never seen that kind of appetite on anything we’ve ever bought before. When we do the breakup value math, it’s much higher than what the value of Pogo is today as well as PXP, so we expect the cash market to be real robust. It’s really going to be around what we think we want to continue—we want to accelerate the growth, not weight the Company down and be in a situation to where things—we think we can have near-term growth impact to PXP, the ones that are going to be the most coveted assets.

The other thing is there’s nothing broken with any of the Pogo assets. The assets that we have always been top of the list have been our long-dated assets toward production, which are the deepwater assets that we sold last year. We will continue to, obviously, have those on top of the list, because that’s capital out the door for several years versus capital in the door like some of the near-term assets. Then also, we’ve retained Lehman Brothers as working on our MLP concept and structure that, if that market is still there, we’re going to be looking at accessing that.

At the same point in time, I think what we’re realizing that a lot of other operators that are not considering MLPs are finding, that whether you form an MLP or not, selling the assets at a tax advantage but an MLP multiple basis does the same thing as the MLP, basically, and you don’t have the complications or the governance and the economics.

So just here in the near term—so the market is going to be changing all the time. When we look at closing the Pogo deal late in the fourth quarter, we’re going to have a different gas market, we’re going to have a different outlook for 2008 than anybody has today. It’s going to be positive or negative.

The way we look at things going forward, we had planned on $65 oil this year, and it has kind of averaged in there, and the second half of the year looks, obviously, stronger than the first half of the year. We planned for $6 gas. That’s why we sold our gas last year, and sold those assets, and we are a net consumer all this year. Buying into the gas market, the way we are seeing it right now, makes a lot of sense, looking at what we think gas prices look like in 2008 and 2009. So we will be trying to make those decisions here late in the fourth quarter or early in 2008.

One of the key things is, it’s going to be imperative for us to focus on getting our balance sheet in good shape. We’re going to have a lot of cash flow. We’re going to have a lot of development commitments, but something [that is all can be] ratable. So we should be a free cash flow generator in 2008 and be back in business where all of our [shows] are comfortable.

David Kistler—Simmons & Company—Analyst

Asking on that free cash flow question for a second, given the recent success you guys have hand with your partnership with McMoRan, ran], is that something you’d look to extend as well?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Well, it’s a great partnership. It’s performance-oriented, [it’s only if it’s] quality of projects, you know. So if there’s a quality project, yes. But it won’t be of the magnitude, of the size program we had this year, where—this is a combination of five years of Jim Bob’s work and effort in pulling together Chevron and Exxon and drilling some deep wells and testing projects. These things just didn’t fall off the shelf, and it’s a really unique—I think, once in a decade, once in a career opportunity.

So if Jim Bob can re-create another one of those on, let’s say, Newfield’s stake or whatever, we would be highly interested in that. But we’re going to give them a little time, so it’s kind of—we look at it has kind of a one-shot deal. Now, there will be add-ons, but nothing of this significance as far as a program.

Operator

David Heikkinen, Pickering Energy Partners.

David Heikkinen—Pickering Energy Partners—Analyst

First, Scott, very good prepared remarks, thought that was very helpful. On the MLP volatility, what we’re seeing, and in kind of thinking about the market, your comments about if the market is still there, given yesterday and then today, how do you —?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

(multiple speakers) [trying to be candid].

David Heikkinen—Pickering Energy Partners—Analyst

How do you think about that volatility going into the back half of the year, and kind of the financing needs and how you think about the structure of PXP?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

We’re trying to stay flexible because, obviously, the market is telling you you had better be flexible. To start off with the way this transaction is financed, we’re looking at a transaction that we can do all of our revolver, we’re not subject to the credit markets from the standpoint of bonds or those types of things, because you don’t want to have to depend on that unless you are an LBO shop, I guess. But from our standpoint, we want to take it if it’s there.

At the same point in time, with the robust commodity market on the oil side, we have a lot of opportunity to monetize assets or hedge what we have or do those types of things. So we like the operational flexibility as well as the financial flexibility.

Specifically to your question, we look at the MLP as an asset sale vehicle, a synthetic structure finance vehicle, and we think it has merit. Whether it has the merit to the PXP shareholder, we are still working those kinks out. That changes, depending on the market outlook, like you said, and everything else.

But the greatest peril to any MLP is cost, and one of the biggest costs is debt financing. With the credit crunch out there, and access to capital there and pushing the yields not only of credit up, they are going to be pushing the MLP yields up, as everyone knows. So it may not be as advantageous for forming MLPs versus just doing commodity property sales and those types of things, if we can get those type aggressive multiples.

I think the MLP market out there right now is going to be very challenged operationally to meet its performance targets, and if we have some challenged buyers out there, then that might be a good sellers’ market for us. So we’re going to be flexible, but one of the things we can’t commit to is having a good balance sheet starting in 2008, because that’s going to be important for our—we think we have a healthy balance sheet, but we think we need to be stronger and take advantage of what we have been able to accomplish.

David Heikkinen—Pickering Energy Partners—Analyst

So if you think about next year, free cash generation, priorities for that free cash flow—can you talk about that some, or is it too soon to —?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

No, we still have $150 million or $250 million, [I forget], $150 million authorized in stock purchase buyback; we can fluff that up. The best return we have made to our shareholders is drilling good exploratory wells, selling them and buying stock back. We’re going to continue to look at do that, because we’re all shareholders here, and that’s important to us. But at the same point in time, we wanted to fill in the intermediate growth of our company with the Piceance and the Gulf of Mexico and the Ranches area Pogo has in South Texas and some of the things that they have going on that we think that are pretty good.

So what we will look at is trying to develop a budget that has $100 million to, say, $150 million—that’s not going to be robust compared to some of the past years of free cash flow, prior to asset sales, that we can’t have on a reoccurring basis, because we think we can operate our business that way. With the amount of discoveries that we’ve had this year already and the good things happening to us on some of the development fronts in the Piceance, we’re not going to need to restart our business like we did this year with the exploration drill bits, so we’re going to be able to be more mindful of the capital going out the door, have the good operating results and have the ability operationally to put together a budget that will develop some free cash flow, assuming oil prices in the $60 to $65 range and gas around $7.50 to $8.

Operator

Eric Kalamaras, Wachovia Capital Markets.

Eric Kalamaras—Wachovia Capital Markets—Analyst

Can you give a little more clarity on the wells in the Piceance as to what the EORs might look like there, as well as what the capital spending, per-well basis, might look like?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Yes, we’ve had the Piceance for about 60 days, so to say the EORs have changed much there versus what we talked about earlier and the capital spending and so forth, I know we’re drilling the shallower wells, we’re drilling—we have wells of all different—so we have wells that cost $800,000; we have wells that cost $1.3 million. So we can give you an average across that. It’s really an unfair comparison, and the EORs are strictly subject to the early parts of the decline curve, so that’s not really enough data there. We fully expect these wells to make Bcf plus average and cost somewhere between $800,000 and $1.3 million.

But that’s just a rough estimate that doesn’t have a whole lot of technical background. We haven’t been in the Basin five years, like EnCana and Williams, those guys that have some really good data on.

Operator

(OPERATOR INSTRUCTIONS). [Anthony Amorthinos], [Musinic and Company].

Anthony Amorthinos—[Musinic and Company]—Analyst

I was hoping you’d give a little more clarity on the possible alternative to the MLP option. You were mentioning some kind of a monetization, more commodity-oriented. If perhaps you can mention one or two examples are out there recently that we can look at?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

I appreciate you’re asking for clarification on that. When I’m saying commodity—basically, the asset market trades off just a slight discount to the commodity strip. I probably didn’t finish the entire thought and sentence—commodity strip.

So we’re seeing a much more robust valuation for assets beyond where they are priced today and our capitalization in the stock and bond market. So when I talked about that, if we could sell assets to the MLPs at a value significantly higher than where we’re—and capture that, and assets that we believe are fully valuated and those types of things may be an alternative to the MLP and let them take the risk of the bond market and the risk of the MLP market and so forth.

Just here in the near term, there’s no reason to rush out and do the MLP—that’s what I was trying to articulate—because we can do the next quarter, we can do it six months from now, we can do it a year from now. We own the assets, so we don’t have to go out and capture them. But it’s something that we can do, if that market firms a little bit.

Operator

Nicholas Pope, JPMorgan.

Nicholas Pope—JPMorgan—Analyst

The midstream assets in a potential MLP—could they go into the same MLP as the regular E&P assets?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Sure. There’s nothing that’s going to—that’s more marketing requirements versus anything else. Midstream assets are excellent MLP candidates.

Nicholas Pope—JPMorgan—Analyst

I didn’t know if they could go into the same vehicle.

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

We haven’t made that full evaluation, but we don’t see any reason why they couldn’t. But it may be more important to break them out; we’ll see.

Nicholas Pope—JPMorgan—Analyst

Then just a little clarification on some of the deepwater prospects. First, who operates Bob North? What are your expected drilling times for Vicksburg, Bob North and Buckhorn?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Buckhorn is still on the shelf, so that project should start here in October. We’ll be the operator of Buckhorn. The Vicksburg project—in Buckhorn you are looking somewhere, 500 plus Bcf is the project there. It’s correlative to our Cas prospect that is drilling right now, and we are working with different partners and their interests in trying to see what interest we end up with on that project. Our Vicksburg project—Shell is the operator of it, and it is currently drilling right now. If we maintain with all of our confidence and relationships with all the operators, they speak for the aspects of the well, just like McMoRan speaks for—as their operator in our wells. Shell has obviously been our spokesman at all the projects we’ve had. So they are going to be spokesman at Vicksburg, and then you have Bob North that just recently spudded, and Chevron is the operator there. Those are both very large deepwater opportunities, somewhere between 200 and 600 million barrels each.

Nicholas Pope—JPMorgan—Analyst

Do you know how long it’s going to take to drill those?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

They should be down, you know, third quarter.

Nicholas Pope—JPMorgan—Analyst

And the timing, like once they start drilling?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Yes, on those deepwater projects, you have got so many things involved and so forth. We are only authorized to say they are drilling. I can give you quarterly targets, but it’s hard to time those. You’d have to really just call Shell and Chevron, and good luck.

Nicholas Pope—JPMorgan—Analyst

Got it. What’s the infrastructure like out there? Are these things that could be brought on fairly quickly, or would there be a long-term development process for these as well?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

You know what’s interesting, in Friesian, the project—the discovery we announced last year with Shell and Bob North and also Vicksburg, all three of those do have a near-term tie-back potential because of [infrastructure], which is a big shift from where we were two years ago with Big Foot, when it was purely a stand-alone development. That’s one of the things that we were able to move toward.

At the same point in time, if they realized their P10 reserve potential and are of size, then they will probably be stand-alone development. Consequently, it would push out production a long ways. That’s where we get into whether it’s worth it for PXP to hold onto those and wait five to seven years for production versus monetizing them today. So we’ll just have to wait and see as those projects, all three of them, as they mature and also if they are successful and mature. Friesian, obviously, we know is successful, whether there are going to be tie-back potentials or whether they are going to be stand-alones, and then we will be able to make a decision on which way PXP can value the most from it.

Operator

(OPERATOR INSTRUCTIONS). Larry Benedetto, Howard Weil.

Larry Benedetto—Howard Weil—Analyst

Jim, when you bought the Piceance Basin assets, you talked about possibly section 1031 exchange?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Right.

Larry Benedetto—Howard Weil—Analyst

Is that still a possibility now?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

No. What we did in shifting that—I guess we articulated at last call, that we weren’t very clear on. We kept the tax basis inside the Piceance assets. It would help aid us in the event we wanted to form an MLP and drop those assets down. We do have enough, and so the aspect—and also with our exploration drilling our [IDCs], it wasn’t a real value grab that we needed here near-term, so it was better off leaving the basis in the Piceance assets for the MLP.

Larry Benedetto—Howard Weil—Analyst

Secondly, is Buckhorn a McMoRan-generated prospect?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

No, Buckhorn is a prospect that we generated in-house here at PXP, by our guys that have been finding all this oil and gas for us.

Larry Benedetto—Howard Weil—Analyst

Thirdly, Flatrock looks like a very, very nice discovery. How much running room do you have there as far as additional locations and plans to develop that?

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Flatrock is probably one of the bigger discoveries of my career, from what I’ve seen so far with—between the Rob-L and the Operc, especially near-term value, just strictly from the standpoint of being able to bring the production on 30 miles south of Henry Hub. That’s probably just what the world needs right now, another big slug of gas.

But the interesting thing about Flatrock is it is a subtle large structure, and when we say a subtle large structure, anywhere between 1,500 and 3,000 acres, depending on which fault walks are going to be productive, in which sands and so forth. One thing that McMoRan and PXP and our unnamed major, Chevron, have all committed to accelerate development there. In fact, we have just received another AFE to bring another rig in there and drilling development wells.

So we could have three rigs running there by year end, drilling multiple targets in there. So I think we have a lot of running room. It’s going to be chasing the Piceance as far as a production contributor for PXP next year.

Operator

Jerry Getsos, KF & Co.

Greg Golinski—KF & Co.—Analyst

This is Greg Golinski with Kling This is Greg Golinski with Klingenstein, Fields. I had three questions on hedging. First off, can you talk about this year relative to last? Has something changed? Is the accounting treatment different, or is it just sort of how it works out? I noticed there was some included in oil and gas revenues last year, and it’s a negative impact this year. Has something changed in the accounting treatment, or is it just how it works out?

Winston Talbert—Plains Exploration & Production Company—EVP, CFO

Last year, what was in our income statement last year were swaps that we had terminated about a year and a half or two years ago, and so when we terminated them, we had to keep them flowing through the income statement as they would have expired over time, but we terminated them early. Then we bought out all the collars last year, so that eliminated that. So we went to fully marked-to-market about two years ago on all of our derivatives. So now all we have going forward are put contracts.

Greg Golinski—KF & Co.—Analyst

The other two questions were, and I think you sort of answered that, what is the strategy going forward? Do you envision any changes to the existing hedging structure in place at Pogo after it’s acquired? I know there is a limited amount you can say about what you’re doing there, but how does that mesh with the existing strategy you guys have?

Winston Talbert—Plains Exploration & Production Company—EVP, CFO

Well, I think the strategy and the philosophy that we have had around here is that we want to put in price protection for our oil at reasonable prices that will protect our capital budget but preserve the upside for our shareholders going forward. So that’s why we have been putting in $55 floors and just kind of letting the commodity price do what it’s going to do. I don’t see that philosophy changing on oil.

Now, as we look into the Pogo assets, we’re getting a lot of gas, and gas tends to be a little bit more volatile. We will look at strategies that I think will do the same thing, which is capture the upside but protect the downside. So they have been using a lot of collars; I don’t see changing that kind of philosophy. We might put in more put contracts than collar contracts, but going forward I don’t really see a big difference from what we have been doing.

Operator

There are no further questions at this time.

Jim Flores—Plains Exploration & Production Company—Chairman, President, CEO

Operator, thank you. Everyone, appreciate your interest and look forward to the third-quarter drilling results, where I can be a little bit more definitive on timing some of the success of some of those wells, as well as moving toward the S-4 filing and closure of the Pogo transaction. We will be up at the Lehman Brothers conference early September in New York, spending a few days there, and look forward to seeing all our friends at that time. Thanks again. Bye.

Operator

Thank you. This concludes today’s Plains Exploration second-quarter earnings conference call. You may now disconnect, and have a wonderful day.

ADDITIONAL INFORMATION & FORWARD LOOKING STATEMENTS

This transcript contains forward-looking information regarding PXP that is intended to be covered by the safe harbor “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements included in this transcript that address activities, events or developments that PXP expects, believes or anticipates will or may occur in the future are forward-looking statements. These include statements regarding:

•	completion of the proposed merger,

•	effective integration of the two companies,

•	reserve and production estimates,

•	oil and gas prices,

•	the impact of derivative positions,

•	production expense estimates,

•	cash flow estimates,

•	future financial performance,

•	planned capital expenditures, and

•	other matters that are discussed in PXP’s filings with the SEC.

These statements are based on our current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause our actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to our filings with the SEC, including our Form 10-K for the year ended December 31, 2006, for a discussion of these risks.

All forward-looking statements in this transcript are made as of the date hereof, and you should not place undue reliance on these statements without also considering the risks and uncertainties associated with these statements and our business that are discussed in this transcript and our other filings with the SEC. Moreover, although we believe the expectations reflected in the forward-looking statements are based upon reasonable assumptions, we can give no assurance that we will attain these expectations or that any deviations will not be material. Except for any obligation to disclose material information under the Federal securities laws, we do not intend to update these forward-looking statements and information.

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THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO PXP) MAY ALSO BE OBTAINED FOR FREE FROM PXP BY DIRECTING A REQUEST TO PLAINS EXPLORATION & PRODUCTION COMPANY, 700 MILAM, SUITE 3100, HOUSTON, TX 77002, ATTENTION: JOANNA PANKEY; TELEPHONE: (713) 579-6000, E-MAIL: JPANKEY@PXP.COM.

THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS (RELATING TO POGO) MAY ALSO BE OBTAINED FOR FREE FROM POGO BY DIRECTING A REQUEST TO POGO PRODUCING COMPANY, 5 GREENWAY PLAZA, SUITE 2700, HOUSTON, TX 77046, ATTENTION: CLAY JEANSONNE, TELEPHONE: (713) 297-5000, E-MAIL:JEANSONC@POGOPRODUCING.COM.

PXP, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from PXP’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus when it is filed. Information concerning beneficial ownership of PXP stock by its directors and certain executive officers is included in its proxy statement dated March 29, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.

Pogo, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Pogo’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interest in the acquisition is contained in the joint proxy statement/prospectus when it is filed. Information concerning beneficial ownership of Pogo stock by its directors and certain executive officers is included in its proxy statement dated April 20, 2007 and subsequent statements of changes in beneficial ownership on file with the SEC.